RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6694

TWADE@POGOLAW.COM

September 14, 2007

Via EDGAR

Mr. Mark Webb

Branch Chief

Securities and Exchange Commission - Division of Corporation Finance

Mail Stop 4561

100 F Street NE

Washington, D.C. 20549

Re:	Buckhead Community Bancorp, Inc.
Form S-4
Filed June 28, 2007
File No. 333-144138

Dear Mr. Webb:

On behalf of our client, Buckhead Community Bancshares, Inc. (“Buckhead”), we are responding to the comments received from your office by letter dated July 27, 2007 with respect to the above-referenced Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Form S-4. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to the Form S-4 (the “Amendment”), which is being filed concurrently and reflects the Company’s responses to your comments.

Form S-4

General

1.	Please confirm that Allied has not provided financial projections to Buckhead.

Allied provided certain financial projections to Burke Capital Group, LLC (“Burke Capital”), Allied’s financial advisor, in November and December, 2006, in connection with Burke Capital’s engagement by Allied to assist in the pursuit of strategic alternatives and investigation of potential merger partners. These projections were prepared by Allied’s management working in cooperation with Burke Capital to facilitate Burke Capital’s analyses of the possible combinations of Allied and potential merger partners, including Buckhead. These projections, elements of the total data and analyses provided by Burke Capital to potential merger partners, were subsequently shared with Buckhead by Burke Capital. The financial projections furnished to Burke Capital by Allied were prepared exclusively for use in connection with Burke’s search for analyses of potential merger partners and were not intended for public disclosure.

Securities and Exchange Commission

September 14, 2007

We have added the subsection “Financial Projections” at page 29 to disclose this information.

2.	Please note the updating requirements of Item 310(b) of Regulation S-B. Additionally, please also include updated consents of your independent accountants in your next amendment.

Updated financial information and updated consents are being provided with the Amendment.

Outside Front Cover Page of the Prospectus

3.	The second paragraph under the “Please Note” heading indicates that the proxy statement-prospectus may not reflect changes in the affairs of the companies. Eliminate the statement or expand it to reference your obligations under the Securities Act to update the prospectus.

We have revised the text of this section as requested.

Summary, Page 1

4.	The reference in the preamble to documents incorporated into the proxy statement/ prospectus is confusing since neither company is S-3 eligible and can incorporate by reference. Please revise. Make corresponding changes on page 143, under “Where You Can Find Additional Information.”

We have revised pages 1 and 211, as requested.

5.	Disclose the stockownership Buckhead insiders will have in the combined entity after the merger. State the percentage ownership as a range to include the possibility that the cash portion will be exhausted and the possibility that all stockholders will request stock consideration.

We have revised the disclosure under “Share Ownership of Management” in the Summary section at page 5 to include the requested information.

6.	Disclose that Buckhead has not paid, and does not expect to pay, dividends. We note the disclosure on page 43.

Securities and Exchange Commission

September 14, 2007

We have revised the disclosure under “The Companies – Buckhead Community” in the Summary section at page 1 to include the requested information.

7.	State the percentage of shares of the combined entity to be owned by Allied stockholders if 100% of the cash consideration is allocated and if all stockholders request stock consideration.

We have revised the disclosure under “What You Will Receive in the Merger” in the Summary section at page 2 to include the requested information.

8.	Here or elsewhere, disclose the website addresses of the companies.

We have revised the disclosure under “The Companies” in the Summary section at page 1 to include the requested information.

Effect of the Merger on Allied Options, page 2

9.	If the adjustments have been calculated, state the number of Buckhead options and the average exercise price represented by the converted Allied options.

We have revised the disclosure under “Effect of the Merger on Allied Options” in the Summary section at page 2 to include the requested information.

Effect of the Merger on Allied Warrants, page 2

10.	Quantify the aggregate value of the Buckhead stock to be received by Allied warrant holders.

The merger will convert Allied warrants into the right to receive merger consideration for the shares of Allied common stock that warrant holders would have been eligible to receive had they exercised their warrants immediately prior to the effective time, less the respective exercise prices for such warrants. Allied warrant holders will be able, subject to the allocation and proration procedures applicable to the consideration elections of Allied shareholders generally, to elect the form of consideration they wish to receive. Because the respective elections of Allied shareholders and warrant holders and the effect of any potential operation of allocation and proration procedures on these elections are unknown at this point, it is not possible to know the aggregate value of Buckhead common stock that will ultimately be received by Allied warrant holders.

We have revised the disclosure under this section of the Summary to describe more clearly the consideration that Allied warrant holders will be eligible to receive and added a cross-reference to the “-Allocation and Proration Procedures” subsection of

Securities and Exchange Commission

September 14, 2007

the document. In addition, we have revised the disclosure under the “-Allocation and Proration Procedures” subsection at page 44 to include explicitly Allied warrant holders.

Your Expected Tax Treatment.... page 3

11.	Please change the heading to state the tax free nature of the stock exchange.

Although the merger is structured to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986 at a corporate level, and Allied shareholders who receive all stock consideration in connection with the merger will not recognize any gain or loss for federal income tax purposes as a result of the merger, Allied shareholders who receive some portion of their merger consideration in the form of cash will recognize gain to the extent of the cash received or the actual gain realized from the transaction. As a result, we believe that an amendment to this heading indicating that the transaction is tax-free could be misleading to Allied shareholders and respectfully request that the Staff reconsider this comment.

Comparative Stock Prices, page 3

12.	Reconcile the Allied stock price given here with that given on page 36 or advise.

We have revised our disclosure at page 43 as requested.

Allied’s Directors and Executive Officers have Interests in the Merger that Differ from Your Interests, page 6

13.	Change the heading to specify that the interests are financial. Make corresponding changes in the Risk Factors section.

We have revised this heading as requested. We have also made corresponding changes to the Risk Factors section, as requested.

14.	Quantify here and in the main section the compensation payable as a result of the listed items and any other compensation. Make corresponding changes in the main section.

We have amended the disclosure on page 6 as well as the corresponding disclosure on page 49 to quantify the compensation payable to Allied directors and executive officers as a result of the merger.

Securities and Exchange Commission

September 14, 2007

Differences in Rights of Allied’s Shareholders after the Merger, page 6

15.	Briefly state how shareholder rights materially change or diminish.

We have revised the disclosure under “Differences in Rights of Allied’s Shareholders after the Merger” in the Summary section at page 7 to include the requested information.

Selected Pro Forma Condensed Financial Information, page 9

16.	We note your disclosure that Allied Bancshares shareholders will receive total consideration of up to $13.375M in cash and at least 1,633,629, and up to 2,178,172 shares of Buckhead Community Bancorp stock. Please revise your filing to disclose the possibility that this acquisition may be settled entirely in the stock of Buckhead Community Bancorp even though your pro forma financial statements on pages 10-13 present the most likely settlement scenarios.

We have revised the disclosure under “Selected Pro Forma Condensed Financial Information” at page 11 to more clearly state that the ratios of cash/stock consideration for which pro forma condensed financial information have been provided do not represent the exclusive consideration ratios for which the acquisition may be settled and that it is possible that the acquisition may be settled entirely in the common stock of Buckhead Community.

Pro Forma Condensed Balance Sheet Based on 75% Stock 25% Cash Purchase, page 10

17.	We note your disclosure in footnote 2 that upon consummation of this transaction, portions of the excess of the purchase price over the fair value of net assets acquired will be allocated to specific assets based on the fair value of these assets on the day of acquisition. Please consider revising your pro forma balance sheets herein and on page 12, to present the estimated fair value amounts assigned to each major asset and liability of Allied Bancshares since you have separately presented a purchase price allocation for goodwill and intangible assets.

We have revised our disclosure at pages 13 and 16 to present estimated fair value allocations, as suggested.

Pro Forma Condensed Statement of Income Based on 75% Stock 25% Cash Purchase, Page 11

18.	Please revise your footnote references for December 31, 2006 to be consistent with those presented for the three months ended March 31, 2007 and also to those on page 13.

Securities and Exchange Commission

September 14, 2007

We have made revisions to the footnote references for December 31, 2006, as requested.

Risk Factors

19.	Some of your risk factors state that there is no assurance or guarantee of an outcome when the real risk is not your inability to give assurance, but the underlying situation. Please revise to eliminate this and similar language.

We have made revisions to the risk factors, as requested.

Risks relating to the Merger, page 14

20.	Revise the first subheading to more clearly state the risk of a change in stock price after the special meeting.

We have revised the first subheading in this section at page 18 to include the requested information.

21.	Revise the sixth subheading to clarify the risks involved; such as discouraging other bidders or causing bidders to offer a lower price.

We have revised the sixth subheading in this section at page 19 to include the requested information.

A Warning about Forward-looking Statements, page 20

22.	Since this is an initial public offering, you do not qualify for the safe harbor. Please revise.

We have revised the disclosure under “A Warning about Forward-looking Statements,” at page 24 as requested.

Securities and Exchange Commission

September 14, 2007

Proposal 1: The Merger

Background of the Merger, page 23

23.	Describe the terms of the unsolicited offer, both the original and the increased offers, and the reasons for not accepting it.

We have expanded our discussion of the background to the merger at page 27 to include detailed discussion of the unsolicited offers, and have addressed on page 28 why the Buckhead offer was determined by the Allied board to be preferential to the unsolicited offers.

24.	Expand the third paragraph to state how many potential merger partners were contacted. Specify how many responded and describe their offers and why they were rejected.

We have revised the disclosure at page 27 to include the requested information.

25.	Clarify how the material terms of the final merger agreement evolved from the December 21, 2006 formal expression of interest.

We have revised the disclosure at page 28 to include the requested information.

26.	Clarify how you determined the $25 per Buckhead share amount, the $30 per Allied share amount and the acquisition price.

We have revised the disclosure at page 29 to include the requested information.

27.	Specify the “certain matters” negotiated with Buckhead through Burke Capital.

We have revised the disclosure at page 28 to include the requested information.

Reasons for the Merger, page 24

28.	The Allied board should specifically note each line item analysis underlying the Burke opinion that does not appear to support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

We have revised the disclosure at page 32 to include the requested information.

Opinion of Burke Capital, page 26

29.	Please disclose that Burke Capital has reviewed and consented to the use of its opinion in the prospectus.

Securities and Exchange Commission

September 14, 2007

We have revised the disclosure at page 33 to include the requested information.

30.	Please provide the board books and copies of any other materials provided or made available to directors by Burke Capital in connection with approving the acquisition.

Copies of the board books are being provied to the Staff under separate cover and with a request for confidential treatment.

Material Federal Income Tax Consequences of the Merger, page 48

31.	Please revise to state that the section is based on an opinion that has already been delivered, and file the opinion.

We have made the requested revisions to this section at page 54. The tax opinion is being filed as Exhibit 8.1 to the Amendment.

32.	In the fourth paragraph, clarify whether the representations relied upon were factual.

We have revised the disclosure at page 54 to include the requested information.

Certain Differences in Rights of Shareholders, page 51

33.	You cannot qualify the disclosure by reference to other documents. It is your obligation to make accurate disclosure. This comment also applies to, for example, “Dissenters’ Rights.” Please revise.

We have made the revisions as requested.

Information About Buckhead Community, page 57

34.	Include a description of your market area to identify the material geographic and demographic characteristics and treads, including the major employers and demographic information concerning age, income and population growth.

We have included additional market area information in the “Information About Buckhead Community” section, at page 63, as requested.

Real Estate Loans, page 59

35.	Discuss the specific risks of each different type of real estate lending.

We have revised the disclosure under “Real Estate Loans,” at page 67 to include the requested information.

Securities and Exchange Commission

September 14, 2007

Management’s Discussion and Analysis of Plan of Operation, page 97

Analysis of Allowance for Loan Losses, page 107

36.	Please revise your filing to provide the allocation of your allowance for loan losses for each period presented in accordance with Item IV.B of Guide III.

We have revised the tabular disclosure of the allocation of allowance for loan losses at page 116 pursuant to Item IV.B of Guide III, as requested.

37.	Please revise your filing to disclose potential problem loans within your portfolio, if any, as required by Item III, C.2 of Guide III.

We have revised the disclosure at page 118 to include the requested information.

Non-Performing-Assets, page 107

38.	Please revise your filing to disclose the reasons for increases to your nonaccrual loans, loans 90 days or more past due and still accruing, and other real estate owned in recent periods as compared to prior periods, We refer you to Item 303(b) of Regulation S-B.

We have revised the disclosure at page 118 to include the requested information.

Related Party Transactions, page 129

39.	If required, please provide the information required by Item 404 of Regulation S-K for any employees who are related parties for purposes of Item 404. If not required, please advise why it is not.

We are not required to provide information pursuant to Item 404 for employees who are related parties because the compensation paid to such individuals over the last fiscal year was not in excess of $120,000.

Securities and Exchange Commission

September 14, 2007

Appendix D

Asset Quality, page D-23

In an effort to simplify the disclosure related to Allied, we have folded the audited and unaudited financial information and other discussion and disclosure relating to Allied, previously contained in Appendices D & E, into the body of the Amendment, while updating the unaudited information to address the period as of and ending June 30, 2007.

40.	We note that your accounting policy is to provide an allowance for loan loss equal to 1.25% of loans outstanding. We also note disclosure on page D-61 which states that the allowance for loan losses is determined based upon risk factors inherent in the loan portfolio or consistent with banks of the same age and portfolio mix. Please revise your disclosures herein and on page D-61 to clearly disclose whether your allowance for loan loss is based solely upon the risk factors inherent in the loan portfolio, solely upon risk factors of banks with the same age or portfolio mix, or a combination of these factors.

We have revised our disclosure of asset quality under the subheadings “- Provision for loan loss,” at page 189 and “- Critical accounting policies,” at page 192. We have also revised the disclosure at page 165 as requested.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page D-55

41.	We note your disclosure that loan origination fees and direct origination costs, which are approximately the same on most loans, are recognized at the time the loan is recorded on the books. Please tell us and revise your filing to disclose whether you are recognizing these origination fees into income when the corresponding loan is funding. If so, please tell us how your accounting for these fees is in accordance with paragraphs 5-7 of SFAS 91.

These fees are being recognized when the corresponding loan is funded. Certain loan fees that exceed origination costs are not recognized in accordance with SFAS 91. These loan fees are specifically reported to Allied’s audit committee in conjunction with Allied’s public accounting firm’s quarterly communication with the audit committee as part of its review and oversight of periodic filings on Form 10-KSB and Form 10-QSB.

An analysis of loan fees not deferred since the bank opened in April, 2004 has been compiled on a monthly basis, loan by loan. For the six month period ended June 30, 2007, loan fees not deferred of $59,350 less fee income of $44,241, which would have been recognized if the bank was amortizing deferred fees, results in a net amount of $9,368 after tax. The mis-statement is less than 1% of Allied’s consolidated earnings of $950,808 for the six months ended June 30, 3007.

Securities and Exchange Commission

September 14, 2007

Both Allied and Allied’s public accounting firm view the portion fee income not deferred as an uncorrected misstatement that is not material to the financial statements taken as a whole, and which has become less and less material as the bank has increased earnings steadily since commencing operation in April, 2004.

Note 3. Investment Securities, page D-59

42.	We note that you own stock in Alliance Bancshares, Inc. with a value of $499,992 recorded within other investments. We also note your accounting policy footnote for other investments on page D-56 which states that this investment has no readily determinable fair value and is carried at cost. Please address the following:

•	tell us the purchase price of these shares;

•	tell us when these shares were purchased;

•	tell us the number of shares and corresponding ownership percentage you have in this entity;

•	tell us if any of the executives or directors of Allied Bancorp, Inc. have any investment interest in Alliance Bancshares, Inc. If so, please tell us their ownership interests; and

•

tell us the processes and procedures you performed to determine whether an other than temporary impairment exists relating to this investment for each of the years presented in your filing. Please refer to paragraph 10 of FASB Staff Position Nos. FAS 115-1 and FAS 124 (as amended).

We have revised the disclosure at page 187 to include much of the above information.

Two directors of Allied, Andrew K. Walker, who is also Allied’s Chief Executive Officer, and Carl Hansson, each own 250 shares of Alliance common stock, at a total cost of $3,125 each.

Two Allied directors currently serve on Alliance’s board of directors and attend monthly board meetings. Alliance’s monthly financial statements are reviewed by executive officers of Allied to ensure that Alliance’s financial performance is satisfactory. These monthly reviews have determined that no impairment indicators exist for Alliance or its common stock. Specifically, these monthly reviews have determined, as to either Alliance or its common stock, that:

•	there have been no significant deteriorations in earnings performance, asset quality or business prospects;

Securities and Exchange Commission

September 14, 2007

•	there has not been a significant adverse change in the regulatory or economic environment;

•	there has not been a significant adverse change in the general market condition; and

•

there are no factors that raise concerns about Alliance’s ability to operate as a going concern, such as decreasing cash flows from operations, capital deficiencies or noncompliance with regulatory capital requirements; and the Alliance common stock held by Allied has always traded, in a limited non-listed manner, above the price paid by Allied.

Note 16 – Miscellaneous Operating Income and Expenses, page D-70

43.	Please tell us what your secondary market mortgage origination fees represent and compare and contrast these fees to the loan origination fees and direct origination costs as disclosed in your accounting policy footnote for loans on page D-56.

We have revised the disclosure at page 190 to include the requested information.

Appendix E

Notes to Financial Statements, page E-7

Note 3. Stock Based Compensation, page E-7

44.	We note that your disclosure that you adopted the SFAS 123R on January 1, 2007 using the “modified prospective” method. We also note on page D-58, however, that you disclose that you will be required to apply the expense provisions of under SFAS 123R beginning January 1, 2006. Please tell us and revise your filing to disclose your accounting policy as it relates to the adoption of SFAS 123R to reconcile this inconsistency.

SFAS 123R was adopted by Allied on January 1, 2006. We have revised the disclosure at page 184 as requested.

Part II. Exhibits

45.	Please file, or provide drafts of, the omitted exhibits in your next amendment.

Exhibits omitted from the initial filing, or drafts thereof as appropriate, are being filed with the Amendment.

Securities and Exchange Commission

September 14, 2007

Allied Bancshares, Inc.

Annual Report on Form 10-K for the year ended December 31, 2006

Item 12. Certain Relationships and Related Transactions

46.	The representation required by Instruction 4.c to Item 404 of Regulation SB should be a statement of fact, not opinion. Please revise.

We have revised the disclosure at page 208 as requested.

Closing Information

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

•	the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit A to this letter.

Securities and Exchange Commission

September 14, 2007

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6694. My fax number is (404) 572-6999.

Very truly yours,

/s/ M. Todd Wade
M. Todd Wade
For POWELL GOLDSTEIN LLP

Enclosure

cc:	Mr. Marvin Cosgray
Mr. Jesse R. Cheatham
Beth Lanier, Esq.

EXHIBIT A

The undersigned Company hereby acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 14th day of September, 2007.

BUCKHEAD COMMUNITY BANCORP, INC.

By:	/s/ Marvin Cosgray
Marvin Cosgray
President and Chief Executive Officer